Drilling Success Continues at Las Chispas, Babi Vista Vein Takes Centre Stage,
New Record Drill Hole:
1.7 Metres Grading 635 gpt Au, 26,004 gpt Ag or 73,595 gpt AgEq

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - August 13, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce additional  drill results for the Babi Vista Vein ("Babi Vista") at its Las Chispas Property (the "Las Chispas" or the "Property") located in Sonora, Mexico. The current drill program on Babi Vista is designed to expand and in-fill high-grade precious metal mineralization to be included in the updated resource for the ongoing feasibility study (see attached Figures). New results released today are for 48 holes (see table below) combined with 76 previously announced holes totalling 124 holes (see news releases dated February 25, 2019, November 14, 2019, March 9, 2020 and May 12, 2020). The results today for Babi Vista demonstrate high-grade continuity and a developing high-grade zone similar to the adjacent Babicanora Vein (Area 51 zone), and Babicanora Norte Vein (Area 200 zone). These high-grade veins are near surface with underground development underway and are being considered for mining early in the mine life. The Babi Vista Vein was discovered in February 2019 and was intersected underground for confirmation in mid-2019 while developing the Santa Rosa decline to intersect the Babicanora Vein, Area 51 zone. Hole BV20-60 establishes a new grade-thickness record for the Property, returning 1.7 metres (intercept width) grading 634.56 grams per tonne ("gpt") gold ("Au") and 26,003.6 gpt silver ("Ag"), or 73,595 gpt silver-equivalent (125,111 gram-metres, "AgEq" based on assumptions defined in the table below). The previous record was Hole LC19-118 at 10.8 metres grading 7,873 gpt silver equivalent (85,028 gram-metres).

The expanded high-grade footprint for Babi Vista is estimated at 800 metres along strike by an average 150 metres in height. The weighted average (true width, uncut, undiluted) of these new results is 0.8 metres grading 58.25 gpt Au and 3,183.2 gpt Ag, or 7,552 gpt AgEq. The weighted average is dominated by hole BV20-60 and when excluding this hole, the weighted average is 0.8 metres grading 15.34 gpt Au and 1,507.7 gpt Ag, or 2,614 gpt AgEq. With a total of 177 holes (53 holes pending assays) drilled to date, at an approximate spacing of 35 metres, a majority of this mineralization is anticipated to be included as indicated resources for the upcoming updated resource estimation in the ongoing feasibility study. In addition to the Babi Vista Vein drill results, the newly defined Babi Vista Hangingwall ("HW") and Footwall ("FW") veins were also intersected with results presented in tables below. Both new veins (HW and FW) will be considered for inclusion in the upcoming resource estimation.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "After a few months shutdown due to COVID-19, we restarted in late May with 8 drills focusing on in-fill and expansion of high-grade mineralization on the Babi Vista Vein. Drill results to date have been better than expected with 25 holes out of 124 holes showing grades greater than 2,500 gpt AgEq with good continuity. Since intercepting Babi Vista while driving the Santa Rosa decline, we have systematically drill tested this vein which, although narrow, is believed to be the most continuous with respect to multi-kilogram per tonne AgEq intercepts for a vein to date on the Property. We have only partially drill-tested a strike length of 800 metres of Babi Vista, which may have an overall length of approximately 2,000 metres based on historic surface workings along the projected strike of the vein. For the remaining part of the year, we plan to continue drilling with 8 to 12 drills on Babi Vista and Babicanora Vein northwest extension. We expect a steady flow of exploration drill results for the rest of the year."

The most significant result for this release is Hole BV20-60, which intersected 1.3 metres (estimated true width) grading 634.56 gpt Au and 26,003.6 gpt Ag, or 73,595 gpt AgEq. Also noteworthy are holes BV20-53 at 4.4 metres grading 19.87 gpt Au and 2,995.9 gpt Ag, or 4,486 gpt AgEq and BV20-94 at 0.7 metres grading 85.40 gpt Au and 4,716 gpt Ag, or 11,121 gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release;

Babi Vista Vein

Hole ID**	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
BV20-40	318.7	319.3	0.6	0.5	8.33	499.0	1,124
BV20-41	171.7	173.6	1.9	1.5	2.59	225.9	420
BV20-42	340.1	340.6	0.5	0.4	2.00	227.0	377
BV20-46	241.1	241.7	0.5	0.4	2.38	164.0	343
BV20-47	150.5	151.2	0.7	0.6	3.50	268.0	530
BV20-48	311.6	312.2	0.6	0.5	75.30	4,871.0	10,519
BV20-50	235.1	235.9	0.7	0.6	4.43	249.0	581
BV20-51	260.9	262.7	1.8	1.4	13.02	879.4	1,856
BV20-52	225.6	226.1	0.5	0.4	17.10	1,478.0	2,761
BV20-53	314.6	320.1	5.5	4.4	19.87	2,995.9	4,486
includes	317.8	319.6	1.8	1.4	27.50	6,141.4	8,204
BV20-55	199.1	200.1	1.1	0.9	9.50	1,120.0	1,833
BV20-56	298.6	299.2	0.6	0.5	1.22	114.0	205
BV20-57	314.3	314.8	0.5	0.4	1.12	98.0	182
BV20-60	247.2	248.9	1.7	1.3	634.56	26,003.6	73,595
includes	247.7	248.4	0.6	0.5	1,598.00	65,154.0	185,004
BV20-69	259.3	259.8	0.5	0.4	4.30	254.0	576
BV20-73	353.4	353.9	0.5	0.4	5.96	624.0	1,071
BV20-75	265.0	265.5	0.5	0.4	2.41	126.0	307
BV20-77	274.0	274.6	0.6	0.5	2.34	171.0	347
BV20-81	323.1	323.7	0.6	0.4	1.20	142.0	232
BV20-83	270.7	271.2	0.5	0.4	12.60	1,798.0	2,743
BV20-84	198.8	200.1	1.4	1.1	14.01	1,209.3	2,260
BV20-94	183.8	184.6	0.8	0.7	85.40	4,716.0	11,121
UBV20-36	250.9	251.4	0.5	0.4	4.72	401.0	755
UBV20-37	277.5	278.2	0.7	0.6	17.70	1,364.0	2,692
weighted average			1.0	0.8	58.25	3,183.2	7,552
weighted average, excluding BV20-60			1.0	0.8	15.34	1,507.7	2,614

Babi Vista HW Vein

Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
BV20-43	138.0	138.5	0.5	0.4	2.64	525.0	723
BV20-73	184.9	185.4	0.5	0.4	1.62	216.0	337
weighted average			0.5	0.4	2.15	376.4	537

Babi Vista FW Vein

Hole ID**	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
BV20-41	73.1	73.7	0.6	0.4	1.58	256.0	374
BV20-62	273.6	274.1	0.5	0.4	13.10	595.0	1,578
BV20-65	104.3	105.3	1.0	0.8	1.21	113.0	204
BV20-66	263.1	263.6	0.5	0.4	2.34	182.0	358
BV20-74	178.9	179.4	0.5	0.4	67.50	8,933.0	13,996
BV20-82	178.7	182.6	3.9	3.1	12.69	1,385.5	2,337
includes	178.7	179.3	0.6	0.5	60.50	6,631.0	11,169
UBV20-37	197.7	198.3	0.6	0.4	1.51	107.0	213
weighted average			1.2	0.9	12.51	1,402.9	2,341

Note: All numbers are rounded. Based on a cutoff grade of 150 gpt AgEq.

*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

**UBV defines underground drill hole.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada, and Bureau Veritas Inspectorate Ltd. in Hermosillo, Mexico.

Holes BV20-34, 44 to 45, 49, 54, 58, 59, 61, 63, 64, 67, 68, 70 to 72, 76, 79 7, 85, 88 to 89, 92 and UBV20-35 intersected veining but were below the Company's cutoff grade of 150 gpt AgEq. Holes BV20-80, 86 to 87, 90 to 91 and 93 to 136 have assays pending (see attached Figures).

While drilling for the Babi Vista Vein, several intercepts were made in unnamed veins, with the most significant results below:

  BV20-51: 0.5 metre grading 17.5 gpt Au and 2,881.0 gpt Ag, or 4,194 gpt AgEq; and
  BV20-83: 0.5 metres grading 4.64 gpt Au and 379.0 gpt Ag, or 727 gpt AgEq.

Further work is planned on these unnamed vein intercepts for possible new vein discoveries.

There are currently eight (8) surface core drills operating at Las Chispas. These drill rigs are completing further in-fill and known vein expansion holes for the Babi Vista Vein and Babicanora Vein to the northwest. Approximately 110 holes for 35,000 metres remain to be completed for 2020. An updated resource estimate is being completed along with the ongoing feasibility study expected in Q4, 2020, provided there are minimum disruptions due to COVID-19.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration and drilling programs of the Las Chispas Property, including updating the Company's resource model and preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

Las Chispas Project, Veins for Updated Resource Estimation – August 2020

579000.0 X
579500.0 X
580000.0 X
580500.0 X
581000.0 X
581500.0 X
3345000.0 Y
3345000.0 Y
3344500.0 Y
3344000.0 Y
3343500.0 Y
3343000.0 Y
N
Las Chispas & Giovanni Veins
14
4
18
9
12
7
13
20
Area 118
2
William Tell Vein
11
1
Babicanora Norte Vein
2
Proposed Processing Facility
10
C
8
6
A
17
Babi Vista Vein
11
Babi Sur Vein
1
15
Area 51
A'
Area 200
3
5
16
Granaditas Vein
19
C'
Babicanora Vein
Veins for resource estimation (by Size)
1- Babicanora
2- Babicanora Norte
3- Babi Vista
4- Las Chispas
5- Babi Sur
6- Babicanora FW
7- Giovanni
8- Babicanora HW
9- Giovanni Mini
10- Babi Vista FW
11- Babicanora Norte HW
12- Luigi
13- Luigi FW
14- William Tell
15- Babi Sur HW
16- Granaditas
17- Babi Sur FW
18- William Tell HW
19- Granaditas Dos
20- William Tell Mini
SilverCrest Metals Inc.
Legend
Main Vein
Hangingwall Vein
Footwall Vein
SIL UG Dev. To Date
Historical UG Works
0m
500m

Long Section (Inclined) of Babi Vista Vein
Looking Southwest

A'
A
B'
B
Current High-grade
Footprint (red)
Previously announced High-grade
Footprint (black)
Surface
~800m
Record hole BV20-60
1.3m (TW) grading 73,595 gpt AgEq*
Santa Rosa
Decline
1100 masl
Ave.
150m
BV20-60
BV104, 105, 107, 109-113, 118, 119, 121 124 & 128
are drilled off section and pending assays.

Babicanora Area 3D Looking NW
B
B'
Babicanora Vein
Babicanora Sur
Vein
Babi Vista
Vein
Babicanora Norte
Area 200
All information is approximate.

BV20-60: 1.3m @ 634.56 gpt Au and 26,003.6 gpt Ag, or 73,595 gpt AgEq*

0m 50m 100m

Note: NR = this news release

Legend (August 2020)

- Current NR Reported DH
- Currently Drilling
- Proposed DH
- Assays Pending
- Completed DH Pierce pt.
- >1000 gpt AgEq, NR & Total
- High-Grade Footprint
- Previous H-G Footprint
- Underground Workings
- Drill hole # True Width (TW) , gpt AgEq*

C

C’

Babicanora Area Veins Considered for Updated Resource (August 2020) - Looking SE
Proposed Processing Facility & Stockpile
Santa Rosa Portal
Santa Rosa Decline
1000masl
Babcanora Norte HW
Babi Vista FW
Babicanora FW
Babicanora HW
Amethyst
Babicanora Sur FW
Babicanora Sur HW
Unnamed
La Victoria
Babicanora Norte
Babi Vista
Babicanora
Babi Sur
500m
Legend (3D View)
Main Vein
Hangingwall (HW) Vein
Footwall (FW) Vein
No Resource Considered
SIL UG Dev. To Date
SilverCrest Metals Inc.